Filed Pursuant to Rule 433

Registration No. 333-173829

May 2, 2011

Supplementing the Preliminary Prospectus

Supplement dated May 2, 2011

(To Prospectus dated May 2, 2011)

Pentair, Inc.

$500,000,000 5.000% Senior Notes due May 15, 2021

Final Term Sheet

May 2, 2011

Issuer:	Pentair, Inc.
Principal Amount:	$500,000,000
Maturity Date:	May 15, 2021
Coupon (Interest Rate):	5.000%
Yield to Maturity:	5.025%
Spread to Benchmark Treasury:	175 basis points
Benchmark Treasury:	3.625% UST due 02/15/21
Benchmark Treasury Price and Yield:	102-29; 3.275%
Interest Payment Dates:	May 15 and November 15, beginning November 15, 2011
Redemption Provision:

The Notes will be redeemable at the Issuer’s option, in whole or in part from time to time, prior to the date that is three months prior to the May 15, 2021 maturity date, at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points, plus (B) accrued and unpaid interest to (but excluding) the redemption date.

At any time on or after the date that is three months prior to the May 15, 2021 maturity date, the Notes will be redeemable, in whole or in part from time to time, at the Issuer’s option at par plus accrued and unpaid interest thereon to but excluding the date of redemption.

Special Mandatory Redemption:	If the acquisition of CPT is not consummated by July 31, 2011, the Notes will be subject to special mandatory redemption, at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, from the date of initial issuance to, but not including, the Special Mandatory Redemption Date.
Price to Public:	99.804%
Settlement Date:	May 9, 2011
Minimum Denomination:	$2,000/$1,000
Ratings:	Baa3 / BBB- (stable/stable)
Format:	SEC Registered
CUSIP/ISIN:	709631AD7 / US709631AD73
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc.
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212)-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or email dg.prospectus_requests@baml.com.